UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
THE SECURITIES ACT OF 1933
SMSA Treemont Acquisition Corp.

(Exact name of registrant as specified in its corporate charter)
000-54096
(Commission file number)

Nevada	27-2969090

(State or other jurisdiction of incorporation or organization)	(IRS employer identification number)
Ruixing Industry Park
Room 206, Building #6, Unit #3,
#17 Pengjizhen Guodao,
Dongping County
Shandong Province, 271509
People’s Republic of China

(Address of principal executive offices)
(86) 538-241-8001

(Issuer’s telephone number)

SMSA TREEMONT ACQUISITION CORP.
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
SMSA TREEMONT ACQUISITION CORP. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY SMSA TREEMONT ACQUISITION CORP.’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.
SMSA Treemont Acquisition Corp., a Nevada corporation (the “Company”) is mailing this Information Statement on or about May 18, 2011 to the holders of record at the close of business on May 16, 2011 (the “Record Date”) of its common stock, par value $0.001 per share (“Common Stock”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a Share Exchange Agreement, dated as of May 13, 2011 (the “Exchange Agreement”), by and among the Company, Xiangrui Pharmaceutical International Limited, a British Virgin Islands company (“Xiangrui”) and Mr. Chongxin Xu, the sole shareholder of Xiangrui (the “Stockholder”).
The transactions contemplated by the Exchange Agreement were consummated on May 13, 2011 (the “Closing Date”). A copy of the Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a Current Report on Form 8-K that was filed on May 16, 2011. Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to SMSA Treemont Acquisition Corp.
This Information Statement is being furnished pursuant to Section 14F of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.
CHANGE IN CONTROL TRANSACTION
In connection with the Exchange Agreement, there was a change of control of the Company.
Prior to the Closing Date, we had 930,615 shares of stock outstanding.
Under the terms of the Exchange Agreement, we acquired 100% of the outstanding capital stock of Xiangrui in exchange for our issuance of 12,363,885 shares of our Common Stock to the Stockholder of Xiangrui (the “Exchange”).
Following the Exchange, we now have 13,294,500 shares of Common Stock issued and outstanding. The former Xiangrui Stockholder owns approximately 93% of the issued and outstanding shares of our

Common Stock, and the stockholders of the Company immediately prior to the Exchange own approximately 7% of our outstanding Common Stock.
In connection with the Exchange, Mr. Chongxin Xu, the former sole shareholder of Xiangrui became our majority stockholder, holding approximately 93% of our outstanding Common Stock. Mr. Chongxin Xu has entered into Option Agreements with Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang, pursuant to which Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang have the option, commencing three months after the Closing Date, to acquire Eighty Eight percent (88%), Eight percent (8.0%), Two percent (2%) and Two percent (2%) respectively, of the outstanding shares of our Common Stock held by Mr. Chongxin Xu.
LEGAL PROCEEDINGS
To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in any pending litigation.
CHANGE IN BOARD OF DIRECTORS
Prior to the Closing Date, our Board of Directors consisted of one sole director, Mr. Timothy P. Halter, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of our stockholders. Mr. Timothy P. Halter has submitted a letter of resignation and Guangyin Meng and Mr. Dianshun Zhang have been appointed to our Board of Directors. Mr. Guangyin Meng’s appointment was effective on the Closing Date, while Mr. Timothy P. Halter’s resignation and Mr. Dianshun Zhang’s appointment will become effective on the 10th day following the filing of this Information Statement with the SEC and its mailing to our stockholders (the “Effective Date”).
In addition, effective on the Closing Date, Mr. Timothy P. Halter resigned each of his officer positions with the Company and we appointed Mr. Guo Wang our Chief Executive Officer, Mr. Qingtai Wang our Chief Financial Officer and appointed Mr. Shoubing Tang our Vice President of Sales.
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Directors and Executive Officers
The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position(s)

Guangyin Meng	46	Chairman
Dianshun Zhang	56	Director
Guo Wang	37	Chief Executive Officer
Qingtai Wang	45	Chief Financial Officer
Shoubing Tang	44	Vice President of Sales
Mr. Meng has served as the Chairman of Shandong Xiangrui Pharmacy Co., Ltd. (Shandong Xiangrui) since 2005. He also has served as the Chairman and CEO of Ruixing Group Co. Ltd. (“Ruixing Group”), a Shandong based agriculture fertilizer manufacturing company since 2003. Mr. Meng has nearly 20 years of corporate management experience and agriculture industry experience. He holds a Bachelors degree in chemical engineering from East China University of Science and Technology.
Mr. Zhang has served as the director of Shandong Xiangrui since 2005. Mr. Zhang has also served as a director since 2003 and vice president since 1997 in the Ruixing Group. Mr. Zhang has over 20 years of corporate management experience and technician experience. He holds a general degree in equipment manufacturing from Shandong Dianshi University.
Mr. Guo Wang has served as the CEO of Shandong Xiangrui since 2005. Mr. Wang has also served as an engineer in the research and development department of the Ruixing Group since 1997. Mr. Wang has over 10 years of agricultural industry experience and over 10 years of engineering experience. He holds a master degree in chemistry from Shandong Agricultural University.
Mr. Qingtai Wang has served as the CFO of Shandong Xiangrui since 2009. Mr. Wang has also served as an accounting manager in the Ruixing Group since 1999. Mr. Wang has over ten years of financial accounting experience. He holds a bachelor degree in accounting from Shandong University of Finance.
Mr. Shoubing Tang has served as the Vice President of Sales of Shandong Xiangrui since 2009. Mr. Tang has also served as a manager and a vice president in sales department of Ruixing Group since 1991. Mr. Tang has 20 years of sales and marketing experience. He holds a high school degree.
Family Relationships
There are no family relationships among our directors or officers.
Involvement in Certain Legal Proceedings
To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.
EXECUTIVE COMPENSATION
Prior to the consummation of the Exchange Agreement the management and oversight of the Company required a negligible amount of hours per month. Because the Company’s sole officer and director was engaged in other full-time income producing activities, the Company’s sole officer or director has not received any compensation from the Company.
Summary Compensation Table— Fiscal Year Ended December 31, 2010
The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual compensation in excess of $100,000.

						Non-Equity	Non-Qualified
						Incentive Plan	Deferred
						Compensation	Compensation
Name and Principal						Earnings	Earnings	All Other
Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	($)	($)	Compensation ($)	Total ($)

Guo Wang CEO (1)	2010	7,168	—	—	—	—	—	—	7,168
Qingtai Wang (2) CFO	2010	4,533	—	—	—	—	—	—	4,533
Timothy P. Halter (3)	2010	—	—	—	—	—	—	—	—

(1)	Mr. Guo Wang has served as our CEO commencing May 13, 2011.

(2)	In 2010, Qingtai Wang was compensated by Ruixing Group Co., Ltd., a PRC corporation and an affiliate of Shandong Xiangrui which we indirectly control through a series of contractual relationships with our wholly owned subsidiary Tai’an Yisheng Management & Consulting Co., Ltd. Mr. Qingtai Wang has served as our CFO commencing May 13, 2011.

(3)	Mr. Timothy P. Halter served as our principal executive officer from our formation in May 2010 until May 13, 2011.

Employment Agreements
We do not currently have employment agreements with our named executive officers.
Grants of Plan-Based Awards
During the year ended December 31, 2010, there were no grants of plan-based awards to our named executive officers.
Option Exercises and Stock Vested
During the year ended December 31, 2010, there were no option exercises or vesting of stock awards to our named executive officers.
Outstanding Equity Awards at Fiscal Year End
None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2010.
Compensation of Directors
During the 2010 fiscal year, no member of our Board of Directors received any compensation for his services as a director.
CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
We do not have any other special committee, policy or procedure related to the review, approval or ratification of related party transactions.
Since the beginning of the fiscal year in January 1, 2009, we have engaged in the following related party transactions:
•	On June 17, 2010, Shandong Xiangrui entered into a Loan Agreement with Bank of Communications Tai’an Branch (“Bank of Communications”) for a Five Million RMB loan. The term of agreement is from June 17, 2010 to June 17, 2011.

•	On June 17, 2010, Shandong Runyin Biochemical Co., Ltd. entered into a Guaranty Contract with Bank of Communications, to guarantee payment obligations under that certain Five Million RMB Loan Agreement between Shandong Xiangrui and Bank Communications dated as of June 17,

2010.
•	On June 17, 2010, Xuchun Wang entered into a Guaranty Contract with Bank of Communications, to guarantee payment obligations under that certain Five Million RMB Loan Agreement between Shandong Xiangrui and Bank of Communications dated as of June 17, 2010.

•	On March 15, 2011, Shandong Xiangrui entered into a Loan Agreement with Rural Cooperative Bank of Dongping, Shandong (“Rural Cooperative Bank”) for a Five Million loan. The term of the agreement is from March 15, 2011 to March 14, 2012.

•	On March 16, 2011, Shandong Xiangrui entered into a Loan Agreement with Rural Cooperative Bank for a Five Million RMB loan. The term of the agreement is from March 16, 2011 to March 15, 2012.

•	On March 15th, 2011, Shandong Guangda Sun & Moon Grease Co., Ltd. entered into a Guarantee Agreement with Rural Cooperative Bank, to guarantee that certain Ten Million RMB Loan Agreement between Shandong Xiangrui and Rural Cooperative Bank. [under the Loan Agreement with Contract No.: Shandong Dongping Nongcun Hezuo Yinhang Liu Jie Zi (2011 No. 0026) and a Loan Agreement with Contract No.: Shandong Dongping Nongcun Hezuo Yinhang Liu Jie Zi (2011 No. 0027)].

•	On November 24, 2010, Shandong Xiangrui and Rural Cooperative Bank entered into a Loan Agreement for an Eight Million Five Hundred Thousand RMB loan. The term of the agreement is from November 24, 2010 to November 23, 2011.

•	On November 24, 2010, Shandong Runyin Bio-chemical Co., Ltd., entered into a Maximum Amount Mortgage Agreement with Rural Cooperative Bank for a Ten Million RMB mortgage. Under the agreement Shandong Runyin Bio-chemical Co., Ltd. guarantees Shandong Xiangrui’s mortgage over land, houses and equipment valued at RMB 23,110,000 for securing the Shandong Xiangrui’s debt under a Loan Agreement (Ref: (Shan Dong Dong Ping Nong Cun He Zuo Yin Hang) Liu Jie Zi (2010) No. 0025).

•	On June 11, 2010, Shandong Xiangrui entered into a Loan Agreement with Agricultural Development Bank of China Dongping Branch (“Agricultural Development Bank”), for a Thirty Million RMB loan. The term of the agreement is from June 11, 2010 to June 10, 2011.

•	On June 11, 2010, Ruixing Group Co., Ltd., entered into a Guarantee Agreement with Agricultural Development Bank to guarantee payment obligations under that certain Thirty Million RMB Loan Agreement between Shandong Xiangrui and Agricultural Development Bank dated as of June 11, 2010.

•	On July 13, 2009, Shandong Xiangrui Chemical Devices Co., Ltd., Shandong Runyin Bio-chemical Co., Ltd., Ruixing Group Co., Ltd., and Guangyin Meng, entered into a Guarantee Agreement to guarantee payment obligations under that certain Eighty Million RMB Uncommitted Short Term Cycling Finance Agreement between Shandong Xiangrui and Citibank (China) Co., Ltd., Shanghai Branch (“Citibank China”) dated as of July 13, 2009.

•	On May 9, 2011, Shandong Xiangrui entered into a Corn Kernels Purchase Agreement with Tai’an Branch of China Grain Reserves Corporation, for the purchase of corn kernels between May 9, 2011 to June 10, 2011, at an aggregate price of RMB 67,380,000.

•	On April 1, 2011, Shandong Xiangrui entered into a Corn Kernels Purchase Agreement with Ji’nan Jinliang Grains Storage Co., Ltd., for the purchase of corn kernels from May 9, 2011 to December 31, 2011, at an aggregate price of RMB 66,000,000.

•	On May 11, 2011, Shandong Xiangrui entered into a Purchase Agreement with Shanghai Yihai Commerce & Trade Co., Ltd., for the purchase of corn kernels from May 11, 2011 to May 12, 2011, at an aggregate price of RMB 44,169,400.

•	On May 6, 2011, Shandong Xiangrui entered into a Grain Purchase Agreement with Zhongjiao

Grain and Oil Storage Center, Qindao Tariff —free Area, for the purchase of 7,236,442 tonnes of corn kernels from Zhongjiao Grain and Oil Storage Center, Qindao Tariff —free Area, for RMB 2,300 to RMB 2,270 per tonne.
•	On June 30, 2010, Shandong Xiangrui entered into an Agreement for Sale of Corn with Wenshang County Xingu Grain Reserve Co., Ltd., pursuant to which Shandong Xiangrui contracted to purchase 2800 tonnes of corn from Wenshang County Xingu Grain Reserve Co., Ltd., at an aggregate price of RMB 5,600,000.

•	On October 11, 2010, Shandong Xiangrui entered into an Agreement for Sale of Commodity with Guizhou Dahua Pharmacy Co., Ltd., pursuant to which Shandong Xiangrui contracted to purchase 60 tonnes of glucose from Guizhou Dahua Pharmacy Co., Ltd., at an aggregate price of RMB 235,800.

•	On July 28, 2010, Shandong Xiangrui entered into a Glucose Sales Contract with Shijiazhuang Penghai Pharmacy Co., Ltd., pursuant to which Shandong Xiangrui sold 60 tonnes of glucose to Shijiazhuang Penghai Pharmacy Co., Ltd., at an aggregate price of RMB 150,000.

•	On October 12, 2010, Shandong Xiangrui entered into a Glucose Sales Contract with Shijiazhuang Penghai Pharmacy Co., Ltd., pursuant to which Shandong Xiangrui sold 40 tonnes of glucose to Shijiazhuang Penghai Pharmacy Co., Ltd.

•	On October 13, 2010, Shandong Xiangrui entered into a Glucose Sales Contract with Shijiazhuang Penghai Pharmacy Co., Ltd., pursuant to which Shandong Xiangrui sold 40 tonnes of glucose to Shijiazhuang Penghai Pharmacy Co., Ltd., at an aggregate price of RMB 150,000.

•	On February 22, 2010, Shandong Xiangrui entered into an Agreement for Sale of Commodity with Shanghai Suyan Trade Co., Ltd., pursuant to which Shandong Xiangrui sold 20 tonnes of corn starch to Shanghai Suyan Trade Co., Ltd., at an aggregate price of RMB 544,000.

•	On May 19, 2010, Shandong Xiangrui entered into a Sales Contract with Baolingbao Bios Co., Ltd., pursuant to which Shandong Xiangrui sold 800 tonnes of corn starch to Baolingbao Bios Co., Ltd., at an aggregate price of RMB 2,304,000.

•	On August 23, 2010, Shandong Xiangrui entered into an Agreement for Sale of Corn with Shandong Taishan Beer Co., Ltd., pursuant to which Shandong Xiangrui sold 320 tonnes of corn starch to Shandong Taishan Beer Co., Ltd., at an aggregate price of RMB 931,200.

•	On February 2, 2011, Shandong Xiangrui entered into a Contract of Offering Technology Design, Key Equipments, Materials and Technical Service for Effluent Disposal Project with Park Environment Protection Technology (Shanghai) Co., Ltd. (“Park Technology”), pursuant to which Park Technology provides consulting services to Shandong Xiangrui at an aggregate service fee of RMB 17,900,000.

•	On January 1, 2009, Shandong Xiangrui entered into a Patent License Agreement with Ruixing Group Co., Ltd., pursuant to which Ruixing Group Co., Ltd. has licensed the right to use its patent for the Upflow Anaerobic Sludge Blanket from January 1, 2009 to January 1, 2019 to Shandong Xiangrui free of charge.

•	On January 1, 2009, Shandong Xiangrui entered into a Transportation Vehicle Lease Agreement with Shandong Runyin Bio-chemical Co., Ltd., pursuant to which Shandong Xiangrui rents vehicles from Shandong Runyin for a monthly fee based on the number of vehicles rented and the kilometer usage.

•	On January 1, 2009, Shandong Xiangrui entered into a Steam the Purchase Agreement with Runyin Bio-chemical, pursuant to which Runyin Bio-chemical agrees to supply steam to Shandong Xiangrui at the price of RMB 113 per tonne from January 1, 2009 to December 31, 2014.

•	On January 1, 2009, Shandong Xiangrui entered into a Steam Sales Agreement with Shandong Xinrui Chemical Devices Co., Ltd. (“Xinrui Chemical”), pursuant to which Shandong Xiangrui agrees to supply steam to Xinrui Chemical at the price of RMB 113 per tonne from January 1, 2009 to December 31, 2014.

•	On January 1, 2009, Shandong Xiangrui entered into a Purchase Agreement with Shandong Runyin Bio-chemical Co., Ltd., pursuant to which Runyin Bio-chemical agrees to supply electricity to Shandong Xiangrui at the price of RMB 0.68679/KWH from January 1, 2009 to December 31, 2014.

•	On January 1, 2009, Shandong Xiangrui entered into a Sales Agreement with Xinrui Chemical, pursuant to which Shandong Xiangrui agrees to supply electricity to Xinrui Chemical at the price of RMB 0.68679/KWH from January 1, 2009 to December 31, 2014.

•	On January 1, 2009, Shandong Xiangrui entered into a Purchase Agreement with Shandong Runyin Bio-chemical Co., Ltd., pursuant to which Shandong Runyin Bio-chemical Co., Ltd. supplied auxiliary materials to the Company.

•	On January 1, 2008, Shandong Xiangrui entered into a Trademark License Agreement with Ruixing Group Co., Ltd., pursuant to which Shandong Xinagrui was licensed the right to use the Ruixing Pinghu trademark owned by Ruixing Group.
CORPORATE GOVERNANCE
Director Independence
We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.
Board Meetings and Annual Meeting
During fiscal year 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.
Leadership Structure and Board Committees
Our organizational documents authorize a board of not less than one member. Prior to the consummation of the Exchange Agreement we had only one director who also served as our Chief Executive Officer. Our board of directors does not have a lead independent director. Our board of directors has determined that its leadership structure was appropriate and effective for the Company given its stage of operations. In connection with the Exchange Agreement, our Board of Directors was increased from one to two directors.
We presently do not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.
The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.
BENEFICIAL OWNERSHIP OF THE COMPANY’S COMMON STOCK
Our Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote.
The following table sets forth, as of May 13, 2011, information with respect to the securities holdings of (i) our officers and directors, and (ii) all persons which, pursuant to filings with the SEC and our stock transfer records, we have reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 13,294,500 shares of Common Stock outstanding as of May 13, 2011.

Amount and Nature
	of Beneficial	Percentage
Name and Address of Beneficial Owner	Ownership (1)	of Class (1)

Officers and Directors
Guangyin Meng
Dianshun Zhang	—	*
Guo Wang	—	*
Qingtai Wang	—	*
All directors and executive officers as a group (4 persons)	—	*
5% Shareholders
Chongxin Xu	12,363,885 common shares	93%
Flat 10, 84-88 Pitt St. Mortdale NSW 2223

*	None of the officers or directors hold any shares in our Company as of the date of this Information Statement.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Exchange Act requires that our officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. To our knowledge, based solely on review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its insiders were complied with during the fiscal year ended December 31, 2010.

STOCKHOLDER COMMUNICATIONS
Stockholders may communicate with our Board of Directors, by submitting written correspondence to the Company’s executive offices as follows:
Board of Directors
Ruixing Industry Park
Room 206, Building #6, Unit #3,
#17 Pengjizhen Guodao,
Dongping County
Shandong Province, 271509
People’s Republic of China

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

SMSA Treemont Acquisition Corp.
/s/ Guo Wang
Chief Executive Officer

Dated: May 18, 2011